ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 27, 2022	Angela C. Jaimes T +1 617 951 7591 angela.jaimes@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Karen Rossotto

Re:	Post-Effective Amendment No. 7 to Registration Statement of JOHCM Funds Trust (File Nos. 811-23615 and 333-249784) on Form N-1A filed on October 6, 2022 (the “485(a) Filing”)

Dear Ms. Rossotto:

I am writing on behalf of JOHCM Funds Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on post-effective amendment number 7 under the Securities Act of 1933 (the “1933 Act”) and amendment number 9 under the Investment Company Act of 1940 (the “1940 Act”) to the registration statement (the “Registration Statement”) of the Trust on Form N-1A filed on October 6, 2022 (the “Amendment”). The Amendment was filed for the purpose of registering for public offer and sale under the 1933 Act the Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares of the Regnan Sustainable Water and Waste Fund, a newly organized series of the Trust (the “Fund”).

On November 21, 2022, the Staff provided comments regarding the Amendment by telephone to the undersigned of Ropes & Gray LLP, counsel to the Trust. For convenience of reference, each comment is included before the Trust’s corresponding response. These responses will be reflected, to the extent applicable, in a post-effective amendment to the Trust’s Registration Statement, which the Trust intends to file on December 30, 2022. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement. Existing disclosures below that will be revised are reflected, as applicable, with the new text underlined and the deleted text shown in strikethrough.

I. Prospectus Comments

General

1. Comment: The Staff observes that “waste” can refer to liquid, solid and gaseous forms and it can involve multiple resources. Consider if you believe it necessary for investor understanding to detail further what the Fund defines as “waste.”

Response: The referenced disclosure will be revised as reflected in Appendix A hereto, which shows cumulative revisions to the Item 9 principal investment strategies disclosure for the Fund since the 485(a) Filing, and corresponding changes will be made in the Fund summary.

2. Comment: Please provide the Staff with the Fund’s completed Fees and Expenses table and expense examples prior to the effective date of the Registration Statement.

Response: The Fund’s completed annual fund operating expenses tables and expense examples are set forth in Appendix B to this letter.

3. Comment: In footnote 2 to the Fees and Expenses table, consider whether the phrasing of the exclusions to “Total Annual Fund Operating Expenses” is appropriate or correct when related to the calculation of recapture.

Response: The restatement of the exclusions in footnote 2 is factually correct and matches those items marked as excluded from the Fee Waiver and Expense Reimbursement in Section 1 of the Fund’s Expense Limitation Agreement.1 The Fund therefore respectfully declines to revise this disclosure.

Principal Investment Strategies

4. Comment: Please further disclose, in either the Fund Summary or Item 9 section of the Registration Statement, what the Fund believes “global water- or waste-related challenges” are.

Response: The Trust will revise the investment strategy discussion of water- or waste-related challenges as follows (throughout this comment response letter, new language denoted by underline and deletions by ~~strikethrough~~):

[1]

Footnote 2 to the Fees and Expenses table reads, in relevant part, as follows: “JOHCM (USA) Inc (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.89%, 0.99%, 1.14%, and 0.89% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, until January 31, 2024.”

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The portfolio managers monitor around 350 companies that make up the Fund’s current investment universe and seek to identify companies along the water and waste value chains that, in their opinion, provide solutions to global water- or waste-related challenges. The portfolio managers consider water-related challenges to include but not be limited to: improving access to drinking water, repairing and maintaining water transportation infrastructure and advancing water treatment processes. The portfolio managers consider waste-related challenges to include but not be limited to: improving waste management safety and efficiency and finding sustainable solutions to capacity constraints relating to the management of waste in any of its forms.

5. Comment: Please explain supplementally how the Fund intends to allocate investments between each of the water and waste industries.

Response: The Fund does not target a specific allocation; rather the allocation between water and waste themes is an output of the portfolio managers’ bottom-up stock selection process and active strategy, as described in in the Principal Investment Strategies section of the Prospectus. Please see the Trust’s response to Comment 11, which includes revised disclosure relating to this Comment 5.

6. Comment: Please disclose how the Fund evaluates a company’s “potential to contribute solutions to global water- or waste-related challenges”.

Response: The portfolio managers look at a company’s activities to determine whether such activities are part of the process of addressing water- or waste-related challenges. The referenced disclosure will be revised in the Fund Summary and in the Item 9 section of the Registration Statement as follows:

The Fund seeks to achieve its investment objective by investing primarily in a global equity portfolio of companies the ~~Adviser~~ portfolio managers believe~~s~~, based on such companies’ activities and public disclosures, have the potential to contribute solutions to global water- or waste-related challenges and which ~~the Adviser believes~~ satisfy ~~its~~their criteria for possessing sustainable attributes (as described further below).

7. Comment: The Fund’s 80% investment policy states:

“The Fund invests, under normal circumstances, at least 80% of its assets (net assets plus the amount of borrowings for investment purposes) in equity securities of companies that have a material business involvement in water or waste solutions and that meet the portfolio managers’ sustainability criteria. The portfolio managers consider business involvement in water or waste solutions to be material if at least 40% of a company’s activities (as measured by sales, earnings, or similar metrics) are derived from a product or service related to water or waste solutions.”

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For purposes of a fund’s 80% test, it is the Staff’s position that sales, earnings, etc., must be at least 50% of a company’s activity.

Response: The referenced disclosure will be updated to reflect a 50% threshold, as shown in the revised disclosure in Appendix A.

8. Comment: Please clarify the term “related to” in the Fund’s 80% investment policy. The definition of this term should indicate that the economic fortunes of the issuer are tied to water or waste solutions.

Response: A product or service “related to water or waste solutions” is one that is in the water or waste value chain and that addresses water or waste solutions. The referenced disclosure will be updated as shown in the revised disclosure in Appendix A. The term “related to” has been replaced in the revised disclosure.

9. Comment: The term “related” is also used multiple times in the bullet points within the Fund’s principal investment strategies. Please consider replacing this term in order to more precisely define what companies are included as water or waste solutions in the Fund’s investment strategy.

Response: Please see the Trust’s response to Comment 4. The Trust believes that the specific examples of water- and waste-related challenges that have been incorporated in the investment strategy disclosure provide related context and are responsive to the precise meaning of the Trust’s use of the word “related.”

10. Comment: The Fund states that the portfolio managers use a “rigorous stock-selection process that combines bottom-up analysis of business quality, a valuation assessment of absolute upside potential and ESG research.” Please further elaborate on the investment process. For example, are securities first evaluated using bottom-up analysis and then sustainability metrics are applied? Also, please identify what types of factors you are using in your bottom-up analysis.

Response: The bottom-up and sustainability analyses happen simultaneously to each other. A stock must meet minimum standards on both the fundamental and sustainability analyses to be eligible for inclusion in the Fund’s portfolio. ESG research is an integrated part of the overall investment process.

The referenced disclosure will be revised as follows:

The portfolio managers analyze specific companies through a rigorous stock-selection process that simultaneously combines bottom-up analysis of business quality, a valuation assessment of absolute upside potential and ESG research to construct a portfolio that normally holds between 35 and 50~~of 35-30~~ stocks. The bottom-up analysis includes considerations such as revenue model analysis, profit analysis, history of cash generation, and balance sheet assessment to assess the valuation and appropriateness of candidates for inclusion in the portfolio.

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11. Comment: The Fund uses the phrases “strong sector positioning” and “strong balance sheet and demonstrated cash generation.” Please disclose what these phrases mean and the data and criteria used as part of the Fund’s bottom-up analysis of business quality. Additionally, please explain how the Fund creates a valuation assessment of “absolute upside potential” and what this phrase means. Please make applicable revisions in the Fund summary and Item 9 disclosure, as appropriate.

Response: “Strong sector positioning” refers to the market position of a company within its sector, for example the market share of a water pipe manufacturer within the region that it operates in. Qualitative factors such as relationships with distributors and clients will also be a consideration in sector positioning.

“Strong balance sheet and demonstrated cash generation” refers to the fact that the portfolio managers consider various aspects in determining the strength of a balance sheet and history of cash generation of a company the Fund is considering investing in. It includes net debt to EBITDA, which shows the company’s ability to pay its debt using earnings. The portfolio managers also consider whether the company has the ability to pay back its short-term liabilities with its short-term assets. The portfolio managers consider cash on the balance sheet to indicate an ability for a company to meet its short and long-term needs.

The portfolio managers use five valuation techniques used to measure a company’s “absolute upside potential” (the maximum amount by which they expect the price of a stock may increase): (1) Normalized P/E, (2) Dividend Discount Model, (3) Discounted Cash Flows, (4) Sum-of-the-Parts and (5) Free Cash Flow Yield. The portfolio managers believe that the market is semi-efficient and that they can use fundamental analysis to find securities that have not been correctly priced. The absolute upside potential is calculated as the percentage increase in value from the current share price to the portfolio managers’ intrinsic value using the foregoing techniques.

The disclosure in the Fund Summary and Item 9 section of the Registration Statement will be revised to reflect the above explanations as follows:

In identifying potential investments, the portfolio managers ordinarily look for companies that exhibit some or all of the following characteristics: a focus on the waste and water investment theme, a strong market position of such company within its sector ~~positioning~~, a sustainable business model, high quality management, a strong balance sheet ~~and~~, including the company’s ability to satisfy its short-term liabilities, and a demonstrated history of cash generation. The investment process does not target any particular allocation as between water solutions and waste solutions, and the mix of investments as between those two themes can vary significantly over time. The portfolio managers typically intend to hold

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investments for 3-5 years or more. Although the Fund is a global, unconstrained Fund which can invest in emerging markets and frontier markets as well as developed markets—and ~~although~~while the Fund does not apply a minimum or maximum limit on exposure to any single country—it is expected that the majority of the Fund’s holdings will be located in developed markets.

The Trust believes its answer to Comment 10 above is responsive to the question of data and criteria used as part of the Fund’s bottom-up analysis of business quality.

12. Comment: Please confirm supplementally if the environmental, social and governance (“ESG”) exclusionary screening (“ESG Screening”) is applied to all investments.

Response: The Fund confirms that ESG Screening is applied to all investments other than cash.

13. Comment: Under “Sustainability”, the Fund states that “[t]he portfolio managers . . . use both quantitative and qualitative factors to form an assessment of a company’s ‘sustainable’ attributes.” Please describe the Fund’s due diligence and practices in applying the screening criteria, including the underlying data that the Fund will review to determine if an issuer meets the Fund’s criteria and the sources of such data.

Response: In the Fund Summary and in the Item 9 section of the Registration Statement, the Trust will revise the referenced disclosure as follows:

The portfolio managers then use both quantitative and qualitative factors to form an assessment of a company’s “sustainable” attributes, including for example audit data, workplace health and safety and remuneration.

Additionally, the following disclosure will be added under a new sub-section “More Information about Investment Strategies Related to the Fund” in the Prospectus:

ESG Diligence Process. To determine whether an issuer meets the Fund’s criteria for possessing a given environmental, social and governance attribute, a suite of core factors promotes comprehensive evaluation while also providing flexibility to incorporate company specific and novel considerations for each environmental, social or governance theme. Environment factors include, for example, climate transition, physical impacts of climate change, water security and other environmental management. Social factors include, for example, human capital management and workplace health and safety. Governance factors include, for example, ethical conduct, board skills, structures and management, audit data, remuneration and other corporate governance.

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Each new investment is assigned an MSCI ESG rating and/or a Sustainable Value Assessment (“SVA”), an internal ESG assessment. In producing ratings, the Fund draws on a broad range of public data sources, such as company filings, MSCI ESG ratings and third-party data providers such as Sustainalytics, a leading independent ESG analytics firm. This enables the Fund to form of views on ESG performance both from the company’s own reporting and from external stakeholders. SVA ratings for all stocks within the portfolio are updated on at least an annual basis, and can be initiated more frequently in response to new information deemed material to the current rating. Factors that might lead to such a rating include, for example, updates to corporate strategy, regulatory changes, legal developments, acquisitions or divestments, and board changes.

14. Comment: Please confirm whether the Fund considers “maintaining” and “improving” to be binary concepts. Could a company be “maintaining” and “improving” at the same time? What are the criteria for determining if a company is “improving” and what does “internal ratings and momentum outlook” mean in this context? What specifically does “demonstrate the potential for improvement” mean? Ultimately, consider adding greater objectivity into describing how “improving” sustainable attributes are demonstrated by a company.

Response: The Trust confirms that it considers “maintaining” and “improving” to be binary concepts. At a given time, a company is either categorized by the portfolio managers as maintaining or improving—not both. To add greater objectivity into describing how “improving” sustainable attributes are demonstrated by a company, the Trust will revise the referenced disclosure in the Item 9 section of the Registration Statement as follows:

Companies rated BBB and above on MSCI’s ESG ratings are defined by the Adviser as maintaining sustainable attributes. Where an MSCI ESG rating is not available, companies rated above 2.5 by the Adviser’s proprietary rating system are defined as maintaining sustainable attributes.

~~Companies which demonstrate improving sustainable attributes are those classified using the internal ratings and momentum outlook of the Adviser’s internal sustainability assessment~~For the remaining companies, the Adviser assigns each such company a momentum assessment classification (“stable”, “improving” or “weakening”) to indicate the expected direction of change in the company’s overall ESG score. Companies classified as improving (which includes companies that the portfolio managers perceive to demonstrate~~ing~~ positive momentum in ESG/sustainability management, ~~considering~~and takes into account trends in internal and/or external ratings) and companies which, in the view of the Adviser, demonstrate the potential for improvement (based on the portfolio managers’ assessment of factors that they believe may positively impact a company’s management of ESG) ~~through the implementation and execution of an engagement plan by the Adviser~~and are collectively defined by the portfolio managers as demonstrating improving sustainable attributes.

15. Comment: The Fund states that the “portfolio managers will seek to sell an investment if… the company is no longer undervalued, in their view.” Please identify the criteria used by the portfolio managers in determining whether they view a company as being “no longer undervalued”.

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Response: The referenced disclosure will be revised as follows:

The portfolio managers will seek to sell/reduce an investment if… the ~~company is no longer undervalued, in their view~~portfolio managers perceive that their long-term investment thesis for the holding is no longer valid.

16. Comment: The Fund states that it “may use derivatives (including futures and forward contracts) to hedge against market declines.” Please confirm if derivative instruments will be used only for hedging and, if not, consider whether they should be included in the Fund’s 80% investment policy.

Response: The Fund confirms that it intends to use derivative instruments only for hedging, for the purposes of efficient portfolio management.

17. Comment: Please disclose the market capitalization of the Fund’s investments in the strategy section.

Response: The Fund summary and Item 9 disclosure have been revised as follows:

The portfolio managers typically intend to hold investments for 3-5 years or more. Although the Fund is a global, unconstrained Fund which can invest in emerging markets and frontier markets as well as developed markets—and ~~although~~while the Fund does not apply a minimum or maximum limit on exposure to any single country—it is expected that the majority of the Fund’s holdings will be located in developed markets. The Fund has the flexibility to invest in companies at any market capitalization.

Principal Investment Risks

18. Comment: Under “Concentration Risk,” please disclose the risk of concentrating in the two specific industries that the Fund will concentrate in (water and waste) and use the term “concentration” in that context. Given the implications of concentrating under the 1940 Act, consider revising the Fund’s concentration risk disclosure.

Response: The referenced disclosure will be revised as follows:

~~Concentration Risk. Although the strategy of the Fund of investing in a limited number of stocks has the potential to generate attractive returns over time, it may increase the volatility of the Fund’s investment performance as compared to funds that invest in a larger number of stocks. If the positions in which the Fund invest perform poorly, the Fund could incur greater losses than if it had invested in a larger number of stocks.~~

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Focused Investment Risk. Focusing investments in a particular market, sector or value chain (which may include issuers in a number of different industries) increases the risk of loss because the stocks of many or all of the companies in such market, sector or value chain may decline in value due to economic, market, technological, political or regulatory developments adversely affecting the market or value chain. Because the Fund focuses on water- and waste-related investments, the Fund will be subject to a greater extent to risks associated with these value chains. Please see “Water-Related Risks” and “Waste-Related Risks” for more information on these specific risks.

19. Comment: Please disclose the types of equity-linked instruments in which the Fund intends to invest within the Fund’s principal investment strategies disclosure. Also, to the extent relevant, please disclose that any security included in the Fund’s 80% investment policy will be valued at market and not notional value for purposes of the 80% investment policy.

Response: The Fund does not intend to invest in equity-linked instruments. All related disclosures will be removed from the principal investment strategy disclosures.

20. Comment: The Staff notes that “Preferred Stock Risk” is among the Fund’s principal risk disclosures. Please add investment strategy disclosure related to preferred stocks if such investments are a principal investment strategy of the Fund or revise the principal risk section to remove this risk.

Response: The referenced disclosure will be removed from the principal risks section.

21. Comment: The Staff notes that real estate investment trusts (“REITs”) and exchange traded funds (“ETFs”) are referenced in the principal investment strategy disclosure and lack corresponding principal risk disclosure. Please reconcile the list of principal risks to incorporate disclosure for these types of investments if they are a principal investment strategy for the Fund. Otherwise, consider removing these investments from the principal investment strategy disclosure.

Response: The referenced disclosure to REITs will be removed from the Fund’s principal investment strategy disclosure. The Trust respectfully submits that ETFs are listed as a principal risk of the Fund in both the Fund summary and the Fund’s Item 9 disclosure.

22. Comment: Please add any risks specific to the two areas of focus of the Fund (water and waste). Given the fact that these are both public goods, consider if there are specific risks that should be included in this context.

Response: In response to this comment, the Trust will add the following risk disclosures:

Waste-related risks. Companies operating in the waste water value chain can be affected by, among other things, availability and cost of labor to collect and transport waste, transportation costs, consumer and industry trends and subsequent waste volumes, regulatory changes on collection, and treatment of waste. These companies can also be affected by overall economic trends, government spending on related projects, and the cost of commodities.

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Water-related risks. Companies operating in the water value chain can be affected by, among other things, irrigation and industrial usage trends, viability of infrastructure projects, regulatory changes on water usage, pricing, contamination and reusability, and environmental factors such as floods and droughts. These companies can also be affected by overall economic trends, interest rates, government spending on related projects, and the cost of commodities.

23. Comment: Please include the narrative from Item 4(b)(2)(i) of Form N-1A, modified as appropriate, regardless of the Fund’s lack of performance history.

Response: The Trust will include the narrative disclosure required by Item 4(b)(2)(i) of Form N-1A by adding a statement to the effect that the Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

24. Comment: Under “Buying and Selling Fund Shares”, please confirm the meaning of “on any Business Day that the Fund is open”.

Response: The referenced disclosure will be revised as follows:

You can buy or sell shares of the Fund on ~~any Business Day that the Fund is open~~ any day the New York Stock Exchange is open through your broker or financial intermediary, or by mail or telephone.

Additional Information About Principal Investment Strategies and Risks

25. Comment: Consider whether it is more appropriate to revise “sector risk” to “industry risk”.

Response: Please see the Trust’s responses to Comment 18 and Comment 22. Additionally, the 485(b) Amendment will be revised to remove “sector risk” as a principal risk of the Fund. The Trust believes that the revised “Focused Investment Risk” and the addition of “Waste-Related Risk” and “Water-Related Risk” will provide investors with sufficient clarity as to the risks associated with the Fund’s focus on water- and waste-related investments and will mitigate potential for confusion around the industry/sector distinction.

26. Comment: The Staff notes that “Growth Stock Risk” is among the Fund’s principal risk disclosures. Please add investment strategy disclosure related to growth stocks if such investments are a principal investment strategy of the Fund or revise the principal risk section to remove this risk.

Response: The referenced disclosure will be removed from the principal risks section.

27. Comment: The Staff notes that “Interest Rate Risk” is among the Fund’s principal risk disclosures. Please add investment strategy disclosure related to fixed income investments if such investments are a principal investment strategy of the Fund or revise the principal risk section and move this risk to the SAI.

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Response: The referenced disclosure will be moved from the principal risks section in the prospectus to the SAI.

28. Comment: Under “Long-Term Investment Strategy Risk”, consider using a water- or waste-related industry example in place of the current information technology example.

Response: The referenced disclosure will be revised as follows:

Investments in certain industries or markets may be subject to wider variations in performance as a result of special risks common to such markets or industries. For example, ~~information technology~~ water-related companies may be impacted by extreme weather events such as floods or droughts, or by worldwide technological developments or statutory or regulatory changes, quickly rendering their business models and services ~~have limited product lines, markets or financial resources and may be affected by worldwide technological developments and their products and services may quickly become~~ outdated. Similarly, ~~emerging~~ waste-related ~~market economies~~ companies may experience worldwide technological developments or statutory or regulatory changes, changes in transportation and storage costs, or statutory or regulatory changes, which can quickly impact their business models and services ~~lower trading volume and liquidity, greater risk of expropriation, nationalization, and social, political and economic instability than more developed markets, which may result in greater volatility and significant short- or medium-term price fluctuations~~.

29. Comment: The Staff notes that “Participatory Notes Risk” is among the Fund’s principal risk disclosures. Please add investment strategy disclosure related to participatory notes if such investments are a principal investment strategy of the Fund or revise the principal risk section to remove this risk.

Response: The referenced disclosure will be removed from the principal risks section.

Prior Related Performance

30. Comment: Please indicate that the funds that comprise the Composite are all of the accounts and funds managed by the Adviser and its affiliates with substantially similar investment objectives, policies and strategies.

Response: The Trust confirms that the funds that comprise the Composite are all of the accounts and funds managed by the Adviser and its affiliates with substantially similar investment objectives, policies and strategies.

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31. Comment: The Fund states that “[t]he Composite’s performance information is calculated on the basis of the returns of underlying accounts denominated in currencies other than U.S. dollars and the returns of those accounts have been converted to U.S. dollars as of each reference date, prior to factoring those accounts into the Composite’s performance.” Please disclose the currencies that the underlying accounts were denominated in. If such an approach is too cumbersome, please follow up with the Staff in advance of filing. Please confirm supplementally that the benchmark used is a broad-based securities market index. Please also represent supplementally that the Fund has the records necessary to support the calculation of the performance under Rule 204-2(a)(16) of the Investment Advisers Act of 1940 (the “Advisers Act”).

Response: The Trust confirms that the currency used in both underlying accounts in the composite is GBP. The Trust also confirms that the benchmark used is a broad-based securities market index. The Trust confirms that the Fund has the records necessary to support the calculation of the performance under Rule 204-2(a)(16) of the Advisers Act.

32. Comment: Please revise the disclosure included in response to Item 10(a)(iii) of Form N-1A to indicate whether the board considerations related to the Fund’s advisory contract approval will appear in the Fund’s semi-annual or annual report.

Response: The Trust confirms that the quoted disclosure will be updated to specify that the discussion regarding the basis of the Board’s approval of the Advisory Agreement of the Fund will be included in the first annual or semi-annual shareholder report in which the Fund’s commencement of operations is disclosed. The Fund confirms that the discussion regarding the basis of the Board’s approval of the Advisory Agreement of the Fund will disclose the date of the Board’s approval.

33. Comment: Please include the disclosure required by Item 11(a) Instruction 2 of Form N-1A.

Response: The Fund will make the requested change.

II. SAI Comments

34. Comment: For the Fund’s investment restriction related to “concentration,” under the section “Fundamental Investment Limitations,” please further disclose the industries that the Fund will concentrate in; it is not clear what “water-related and waste-related industries” means.

Response: The Trust believes its answer to Comment 8 above is responsive to this question. The portfolio managers do not consider there to be a standalone waste industry or water industry; rather a wide variety of industries implicate water and waste considerations and value chains.

35. Comment: Please confirm supplementally whether the Fund’s proxy procedures contain ESG-related proxy guidance.

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Response: The Trust confirms that the Fund’s proxy procedures do not contain ESG-specific guidance for proxy voting.

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Please feel free to contact me at 617-951-7591 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Very truly yours,

/s/ Angela C. Jaimes

Angela C. Jaimes

cc:	Jonathan Weitz, President of the Trust

David Lebisky, Chief Compliance Officer of the Trust

Mary Lomasney, Secretary of the Trust

George B. Raine, Ropes & Gray LLP

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APPENDIX A

Cumulative revisions to the Item 9 principal investment strategies disclosure

Item 9

ADDITIONAL INFORMATION ABOUT PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investments and Strategies of the Fund

Investment Objective

The investment objective of Regnan Sustainable Water and Waste Fund (the “Fund”) is to seek to achieve long-term capital appreciation by investing in a global equity portfolio of companies along the water and waste value chains.

Principal Investment Strategies

The Fund seeks to achieve its investment objective by investing primarily in a global equity portfolio of companies the ~~Adviser believes~~portfolio managers believe, based on such companies’ activities and public disclosures, have the potential to contribute solutions to global water- or waste-related challenges and which ~~the Adviser believes~~ satisfy ~~its~~their criteria for possessing sustainable attributes (as described further below).

The Fund invests, under normal circumstances, at least 80% of its assets (net assets plus the amount of borrowings for investment purposes) in equity securities of companies that have a material business involvement in water or waste solutions and that meet the portfolio managers’ sustainability criteria. The portfolio managers consider business involvement in water or waste solutions to be material if at least ~~40~~50% of a company’s activities (as measured by sales, earnings, or similar metrics~~.~~) are derived from a product or service ~~related to~~in the water or waste value chain that addresses water or waste solutions. The water value chain is the range of activities implicated in the transport, management and use of water. The waste value chain is the range of activities implicated in the transport, storage and management of waste in any of its forms (whether liquid, solid or gas).

•

Water solutions include, but are not limited to~~, companies involved in~~ water production; water conditioning and desalination; water supply; water treatment, transport, and dispatching; treatment of wastewater; water infrastructure equipment and services; water-related construction; and related consulting and engineering services as well as other related services or industries.

•

Waste solutions include, but are not limited to~~, companies involved in~~ waste collection, transporting, sorting, and recycling; sewage treatment plants; hazardous waste management; air filtering and cleaning; sanitization; site remediation; pollution prevention and control; sustainable packaging; environment planning; as well as ~~and related~~ consulting, ~~and~~ engineering and other services ~~as well as other related services or industries~~related to the foregoing.

The portfolio managers monitor around 350 companies that make up the Fund’s current investment universe and seek to identify companies along the water and waste value chains that, in their opinion, provide solutions to global water- or waste-related challenges. The portfolio managers consider water-related challenges to include but not be limited to: improving access to drinking water, repairing and maintaining water transportation infrastructure and advancing water treatment processes. The portfolio managers consider waste-related challenges to include but not be limited to: improving waste management safety and efficiency and finding sustainable solutions to capacity constraints relating to the management of waste in any of its forms.

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The portfolio managers analyze specific companies through a rigorous stock-selection process that simultaneously combines bottom-up analysis of business quality, a valuation assessment of absolute upside potential and ESG research to construct a portfolio that normally holds between 35 and ~~of 35-30 stocks~~50 stocks. The bottom-up analysis includes considerations such as revenue model analysis, profit analysis, history of cash generation, and balance sheet assessment to assess the attractiveness of valuation and appropriateness of candidates for inclusion in the portfolio. In identifying potential investments, the portfolio managers ordinarily look for companies that exhibit some or all of the following characteristics: a focus on the waste and water investment theme, a strong market position of such company within its sector ~~positioning~~, a sustainable business model, high quality management, a strong balance sheet ~~and~~, including the company’s ability to satisfy its short-term liabilities, and a demonstrated history of cash generation. The investment process does not target any particular allocation as between water solutions and waste solutions, and the mix of investments as between those two themes can vary significantly over time. The portfolio managers typically intend to hold investments for 3-5 years or more. Although the Fund is a global, unconstrained Fund which can invest in emerging markets and frontier markets as well as developed markets—and ~~although~~while the Fund does not apply a minimum or maximum limit on exposure to any single country—it is expected that the majority of the Fund’s holdings will be located in developed markets. The Fund has the flexibility to invest in companies at any market capitalization.

ESG Screening

The portfolio managers apply an enhanced principles-based ESG exclusion policy to screen out certain companies or practices based on specific ESG criteria they identify. A norms-based screening component excludes any company which the portfolio managers consider to have failed to conduct its business in accordance with accepted international norms, as set out in the United Nations Global Compact (including human rights, labor rights, environment, and anti-corruption). Additionally, a negative screening component excludes companies which have exposure to certain sectors, issuers or securities. The below list includes the negative screening criteria applied to all investments of the Fund:

•	Derive 5% or more of their revenue from the extraction, exploration, or distribution of coal, or from thermal coal power generation.

•	Derive 5% or more of their total revenue from the extraction, exploration, distribution, or refinement of oil and/or natural gas, unless a science-based target is in place.

•

Derive 5% or more of their total revenue from unconventional oil and gas products and services, including hydraulic fracturing, oil/tar sands, shale oil and/or gas, coal seam methane and Arctic drilling.

•

Derive 5% or more of their total revenue from mining of uranium for the purpose of nuclear power generation, the generation of nuclear power, or the provision of products and services to the nuclear power industry.

•	Derive 5% or more of their total revenue from the production or distribution of tobacco, or related services (including tobacco-related products).

•

Derive any revenue from manufacture of controversial weapons (such as anti-personnel mines, biological or chemical weapons, cluster munitions, depleted uranium weapons, nuclear weapons, white phosphorous weapons).

•	Derive any revenue from distribution of, or related services to producers of, controversial weapons.

•	Derive 5% or more of their total revenue from manufacture, or provision of related services to, conventional weapons or armaments.

•	Breach the United Nations Global Compact principles, where the breach is categorized by Institutional Shareholder Services as structural and severe.

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Sustainability

The portfolio managers then use both quantitative and qualitative factors to form an assessment of a company’s “sustainable” attributes, including for example audit data, workplace health and safety and remuneration. A company is considered to maintain sustainable attributes where the company meets minimum standards of environmental, social and governance (“ESG”) risk and sustainability management, as assessed by the portfolio managers. The portfolio managers will invest a minimum of 70% of the Fund’s net assets in companies which are maintaining sustainable attributes and a maximum of 30% of the Fund’s net assets in companies which demonstrate improving sustainable attributes.

This sustainability assessment uses a combination of measurements, including, but not limited to, ESG ratings provided by Morgan Stanley Capital International (“MSCI”) and the Adviser’s proprietary internal sustainability ratings~~. The Adviser’s proprietary rating system~~, which is a bottom-up analysis of ESG factors undertaken by experienced specialists. The methodology has been designed to promote comprehensive evaluation of ESG factors while also providing flexibility to incorporate company-specific considerations. The Adviser assigns a score from 1-5 for each ESG factor (“E,” “S” and “G”) based on its assessment of the extent to which sustainability management contributes to sustained value creation. A company’s overall ESG score aggregates the “E”, “S”, and “G” factor scores.

Companies rated BBB and above on MSCI’s ESG ratings are defined by the Adviser as maintaining sustainable attributes. Where an MSCI ESG rating is not available, companies rated above 2.5 by the Adviser’s proprietary rating system are defined as maintaining sustainable attributes.

~~Companies which demonstrate improving sustainable attributes are those classified using the internal ratings and momentum outlook of the Adviser’s internal sustainability assessment~~For the remaining companies, the Adviser assigns each such company a momentum assessment classification (“stable”, “improving” or “weakening”) to indicate the expected direction of change in the company’s overall ESG score. Companies classified as improving (which includes companies that the portfolio managers perceive to demonstrate~~ing~~ positive momentum in ESG/sustainability management, ~~considering~~and takes into account trends in internal and/or external ratings) and companies which, in the view of the Adviser, demonstrate the potential for improvement ~~through the implementation and execution of an engagement plan~~(based on the portfolio managers’ assessment of factors that they believe may positively impact a company’s management of ESG) and are collectively defined by the portfolio managers as demonstrating improving sustainable attributes.

The portfolio managers will seek to sell an investment if one of the following conditions has been met: (1) a change or development invalidates the investment case or implies the company would no longer pass the sustainability assessment, (2) they have identified a company that it believes offers a better solution to global water- or waste-related challenges or that it believes has a valuation that offers better risk-reward, (3) their trust in the company is damaged and/or the company is no longer willing to engage, or (4) the ~~company is no longer undervalued, in their view~~portfolio managers perceive that their long-term investment thesis for the holding is no longer valid.

Although the Fund does not expect to invest significantly in derivative instruments and generally does not hedge currency, it may do so at any time depending on market performance.

The Fund may invest in affiliated or unaffiliated investment companies, including exchange-traded funds (“ETFs”)~~, and real estate investment trust (“REITs”)~~. The Fund may also participate in initial public offerings (“IPOs”).

December 27, 2022

APPENDIX B

Annual Fund Operating Expenses Tables and Expense Examples

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.75%	0.75%	0.75%	0.75%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses[1,2]	6.57%	6.57%	6.57%	6.57%
Total Annual Fund Operating Expenses	7.32%	7.42%	7.57%	7.32%
Fee Waivers and Reimbursements[2]	(6.43%)	(6.43%)	(6.43%)	(6.43%)
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.89%	0.99%	1.14%	0.89%

[1]	Other Expenses are estimated for the current fiscal year.
[2]

JOHCM (USA) Inc (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.89%, 0.99%, 1.14%, and 0.89% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, until January 31, 2024. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recapture any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recapture does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees of JOHCM Funds Trust at any time and will terminate automatically upon termination of the Investment Advisory Agreement.

December 27, 2022

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that each year your investment has a 5% return and Fund operating expenses remain the same. The contractual expense limitation for the Fund is reflected only in the 1 year example and for the first year of the 3 year example. Although your actual costs and returns might be different, your approximate costs of investing $10,000 in the Fund would be:

	1 year	3 years
Institutional Shares	$91	$1,580
Advisor Shares	$101	$1,607
Investor Shares	$116	$1648
Class Z Shares	$91	$1580